August 8, 2016

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Senior Living Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K
Filed May 3, 2016
File No. 1-13445

Dear Mr. Spirgel:

This letter sets forth the responses of Capital Senior Living Corporation (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 26, 2016 with respect to the above-referenced filings (the “Comment Letter”). For the convenience of the Staff, we have set forth below, in bold face type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 8-K filed May 3, 2016

Exhibit 99.1

1.	Please consider the updated Compliance and Disclosure Interpretations on Non-GAAP financial measures issued on May 17, 2016 in its entirety when preparing your next earnings release, and specifically as noted in the following comments.

RESPONSE: The Company notes the Staff’s comment and will consider the updated Compliance and Disclosure Interpretations on Non-GAAP financial measures issued on May 17, 2016 in its entirety when preparing its future earnings releases.

Subsequent to receiving the Staff’s comment letter, but prior to this response, the Company has filed its second quarter earnings release which management believes incorporates the changes discussed below, among others. Please refer to the Company’s most recent earnings release, which was included as Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on August 2, 2016, to see these changes.

Mr. Larry Spirgel

Securities and Exchange Commission

August 8, 2016

2.	Your presentation of the Non-GAAP measures in your Operating and Financial Summary and throughout the earnings release is inconsistent with Question 102.10.

RESPONSE: The Company notes the Staff’s comment and we acknowledge that non-GAAP financial measures of operating performance may have material limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. In future earnings releases, the Company intends to comply with the guidance set forth in Question 102.10 in order to avoid the appearance of giving any undue prominence to non-GAAP financial measures. For example, within the “Operating and Financial Summary” section of its earnings releases, the Company intends to include Income from Operations as it is the most directly comparable GAAP financial measure to Adjusted EBITDAR. Additionally, prior to presenting any non-GAAP financial measures in its earnings releases, the Company intends to present the most directly comparable GAAP financial measure. Furthermore, the Company intends to more clearly label and highlight its usage of non-GAAP financial measures in its earnings releases in order to avoid the appearance of giving any undue prominence to such measures, including by indenting the presentation of such non-GAAP financial measures in the “Operating and Financial Summary” section and indicating in bold/underlined text that such non-GAAP financial measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP.

3.	Your presentation of Cash Flow From Facility Operations per share may be inconsistent with Question 102.05.

RESPONSE: The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that it has reviewed the Staff’s response to Question 102.05 in the updated Compliance and Disclosure Interpretations on non-GAAP financial measures. The Staff’s response provides that certain non-GAAP per share performance measures may be meaningful from an operating standpoint, and thus, may be included in documents filed with or furnished to the Commission. The non-GAAP performance measures included within the Company’s earnings releases, specifically Adjusted CFFO per share, are among the metrics used by management in evaluating the performance of the Company’s business. The Company’s management believes that the presentation of Adjusted CFFO per share is a non-GAAP performance measure that enhances the user’s overall understanding of the Company’s financial performance and operations between comparable periods because it excludes the costs associated with acquisitions and conversions and items that do not reflect the ordinary performance of the Company’s operations and provides indicators to management of progress in achieving both consolidated and business unit operating performance. This is not a financial measure management utilizes to evaluate the liquidity of the Company. Additionally, some of the Company’s investors and analysts have specifically requested that the Company provide this non-GAAP financial information. As Regulation FD prohibits the Company from disclosing material nonpublic information only to select persons, disclosing this non-GAAP performance measure in the Company’s earnings releases helps ensure the Company’s compliance with Regulation FD. The Company also seeks to report its performance measures and operating results consistently with the Company’s most directly comparable public peer company which operates in the senior living space and has a similar business focus as ours. The Company’s earnings releases currently include a complete set of financial statements prepared in accordance with GAAP, which include GAAP earnings per share, and are presented in the earnings releases prior to the presentation of non-GAAP performance measures to avoid the appearance of giving any undue prominence to such non-GAAP performance measures. However, in response to the Staff’s concern and in order to avoid the appearance of Adjusted CFFO per share being reported by the Company as a liquidity measure, the Company will modify its future earnings releases to present net income (loss) and net income (loss) per share calculated in accordance with GAAP, which are the most directly comparable GAAP measures to Adjusted CFFO and Adjusted CFFO per share, prior to presenting Adjusted CFFO and Adjusted CFFO per share.

Mr. Larry Spirgel

Securities and Exchange Commission

August 8, 2016

4.	Your presentation of Adjusted EBITDAR may be inconsistent with Question 100.04.

RESPONSE: The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that it has reviewed the Staff’s response to Question 100.04 in the updated Compliance and Disclosure Interpretations on non-GAAP financial measures. In response to the Staff’s concern regarding the Company’s presentation of Adjusted EBITDAR, the Company is not adjusting its revenues to accelerate revenue recognized in accordance with GAAP. However, in future earnings releases the Company intends to more clearly label the applicable non-GAAP adjustments in order to clarify the intent of such adjustments and to avoid the appearance that such non-GAAP performance measure is being adjusted to accelerate revenue recognition which otherwise would be recognized ratably over time in accordance with GAAP.

***

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (972) 770-5600 if you have any questions or further comments.

Sincerely,

/s/ CAREY P. HENDRICKSON

Carey P. Hendrickson Senior Vice President and Chief Financial Officer Capital Senior Living Corporation

cc:	Claire DeLabar, Staff Accountant
Terry French, Accountant Branch Chief
Courtney Lindsay II, Staff Attorney